UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SteadyMed Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.01 per share

(Title of Class of Securities)

M84920103

(CUSIP Number)

United Therapeutics Corporation

1040 Spring Street

Silver Spring, MD 20910

(301) 608-9292

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M84920103

1	Name of Reporting Persons United Therapeutics Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,517,741 *

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,517,741 *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 43.3%

14	Type of Reporting Person (See Instructions) CO

Item 1.                                                         Security and Issuer

This Schedule 13D relates to the Ordinary Shares, nominal value NIS 0.01 per share (the “Shares”), of SteadyMed Ltd., an Israeli corporation (the “Issuer”).  This Schedule 13D relates to (a) the 2,590,370 Shares (the “Bank Shares”) held of record by Keith Bank, the Barbara Bank Trust, SteadyMed Investors, LLC, SteadyMed Investors II, LLC and SteadyMed Investors III, LLC (together, “Bank”), (b) the 4,681,175 Shares (the “Stark Shares”) held of record by Brian J. Stark, Debra Altshul-Stark, Brian J. Stark and Debra Altshul-Stark (jointly held) and Brown Bear Holdings LP (together, “Stark”) and (c) the 4,246,196 Shares (the “OrbiMed Shares”) held of record by OrbiMed Private Investments VI, L.P. and OrbiMed Israel Partners II L.P. (together, “OrbiMed”).

The address of the principal executive offices of the Issuer is 2603 Camino Ramon, Suite 350, San Ramon, California 94583.

Item 2.                                                         Identity and Background

(a) This statement is being filed by United Therapeutics Corporation, a Delaware corporation (“United Therapeutics”).

(b) The principal executive offices of United Therapeutics is located at 1040 Spring Street, Silver Spring, MD 20910.

(c) United Therapeutics is a biotechnology company focused on the development and commercialization of innovative products to address the unmet medical needs of patients with chronic and life-threatening conditions.

(d)—(e) During the past five years, United Therapeutics has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of United Therapeutics (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To United Therapeutics’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                         Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, each of Bank, Stark and OrbiMed has entered into separate Voting Agreements (as defined below) with United Therapeutics. Each Voting Agreement (which is the basis for the beneficial ownership by United Therapeutics of the Bank Shares, the Stark Shares and the OrbiMed Shares) were separately entered into as a condition and inducement to United Therapeutics’ willingness to enter into the Merger Agreement (as defined below), and none of the Voting Agreements require the payment of any funds by United Therapeutics. Thus, no funds have been used for this purpose.

Item 4.                                                         Purpose of Transaction

On April 29, 2018, United Therapeutics entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among United Therapeutics, the Issuer and Daniel 24043 Acquisition Corp. Ltd., an Israeli corporation and a wholly owned subsidiary of United Therapeutics (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a subsidiary of United Therapeutics.

At the effective time of the Merger, each Share will be converted into the right to receive (i) $4.46 in cash (the “Per Share Cash Consideration”) and (ii) one contractual contingent value right which represents the right to receive a contingent cash payment of $2.63 upon the achievement of a specified milestone relating to the commercialization of the Issuer’s Trevyent® product.

Concurrently with the execution of the Merger Agreement, certain shareholders of the Issuer entered into a voting agreement (each, a “Voting Agreement”) with United Therapeutics pursuant to which, provided that no notice of an intention to effect an Adverse Recommendation Change (as defined in the Merger Agreement) shall have been delivered by the Issuer to United Therapeutics and no Adverse Recommendation Change shall have been made that, in each case, remains in effect, such shareholders agreed to vote (i) in favor of the approval of the Merger Agreement and the Merger and (ii) against approval of any proposal made in opposition to the Merger Agreement or the Merger (as defined in the Merger Agreement), subject to the terms and conditions of such voting agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to United Therapeutics’ Current Report on Form 8-K (File No. 001-26301) filed with the Securities and Exchange Commission on May 1, 2018, and the full text of the Form of Voting Agreement, which is attached as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K (File No. 001-36889) filed with the Securities and Exchange Commission on April 30, 2018, which exhibits are incorporated by reference in their entirety in this Item 4.

Item 5.                                                         Interest in Securities of the Issuer

(a) — (b) Immediately prior to the execution of the Voting Agreement, United Therapeutics did not beneficially own any Shares. However, as of the execution of the Voting Agreements on April 29, 2018, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), United Therapeutics may be deemed to have shared voting power with respect to (and therefore beneficially own) the Bank Shares, the Stark Shares and the OrbiMed Shares, collectively representing approximately 43.3% of the Issuer’s outstanding Shares. Accordingly, the percentage of the outstanding shares beneficially owned by United Therapeutics is approximately 43.3%.

Except as set forth above, neither United Therapeutics nor, to the best of United Therapeutics’ knowledge, any of the individuals named in Schedule I hereto, owns any Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by United Therapeutics that it is the beneficial owner of any of the Bank Shares, the Stark Shares or the OrbiMed Shares, except as required for purposes of Section 13(d) of the Exchange Act, or for any other purpose and such beneficial ownership is expressly disclaimed. United Therapeutics does not have any pecuniary interest in any of the Bank Shares, the Stark Shares or the OrbiMed Shares.

Except pursuant to the terms of the Voting Agreements as described in this Schedule 13D, United Therapeutics does not have power to vote or direct the voting of the Bank Shares, the Stark Shares or the OrbiMed Shares. United Therapeutics does not have any sole or shared power to dispose or direct the disposition of the Bank Shares, the Stark Shares or the OrbiMed Shares.

All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 26,572,719 outstanding shares of Issuer Ordinary Stock as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2017.

(c) Except as set forth in this Item 5, to the best knowledge of United Therapeutics, United Therapeutics and no other person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

(d) — (e) Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.                                                         Materials to Be Filed as Exhibits

Exhibit 1:  Agreement and Plan of Merger by and among United Therapeutics Corporation, Daniel 24043 Acquisition Corp. Ltd. and SteadyMed Ltd., dated as of April 29, 2018 (incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by United Therapeutics Corporation on May 1, 2018).

Exhibit 2:  Form of Voting Agreement, dated as of April 29, 2018 (incorporated herein by reference from Exhibit 2.3 to the Current Report on Form 8-K filed by SteadyMed Ltd. on April 30, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 2018

United Therapeutics Corporation

By:	/s/ Paul A. Mahon
Paul A. Mahon
EVP, General Counsel and Corporate Secretary

Schedule I

The name and citizenship of each director and executive officer of the Reporting Person are set forth below. The business address of each person listed below is 1040 Spring Street, Silver Spring, MD 20910. The present principal occupation or employment of each of the listed persons is set forth below:

Name	Present Principal Occupation or Employment	Citizenship

Directors
Christopher Causey, M.B.A.	Principal, Causey Consortium	United States
Raymond Dwek, F.R.S.	Director of the Glycobiology Institute and Professor Emeritus, University of Oxford	United States
Richard Giltner	Private Investor	United States
Katherine Klein, Ph.D.	Vice-Dean and Professor, The Wharton School of the University of Pennsylvania	United States
Ray Kurzweil	Director of Engineering, Google Inc.	United States
Judy D. Olian, Ph.D.	Dean, UCLA Anderson School of Management and John E. Anderson Chair in Management	United States
Christopher Patusky, J.D., M.G.A.	Founding Principal, Patusky Associates, LLC	United States
Martine Rothblatt, Ph.D., J.D., M.B.A.	Chairman and Chief Executive Officer of United Therapeutics	United States
Louis Sullivan, M.D.	Former Secretary, U.S. Department of Health and Human Services	United States
Tommy Thompson, J.D.	Former Secretary, U.S. Department of Health and Human Services	United States

Executive Officers

Martine A. Rothblatt, Ph.D., J.D., M.B.A.	Chairman, Chief Executive Officer and Director	United States
Michael Benkowitz	President and Chief Operating Officer	United States
James C. Edgemond	Chief Financial Officer and Treasurer	United States
Paul A. Mahon, J.D.	Executive Vice President, General Counsel and Corporate Secretary	United States